UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   KAPOOR, Ph.D., JOHN N..
   225 East Deerpath
   Suite 250
   Lake Forest, IL  60045
2. Issuer Name and Ticker or Trading Symbol
   FIRST HORIZON PHARMACEUTICAL CORPORATION
   FHRX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock(1)            |12-14-|J(2)| |558,583           |D  |           |9,172,791          |(3)   |(3)                        |
                           |01    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |       |       |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |       |       |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  (A)  |  (D)  |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |       |       |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) All share amounts have been adjusted to reflect a three-for-two stock split which was effective on September 24, 2001.
(2) On December 14, 2001, Kapoor-Pharma Investments, L.P. effected a pro-rata distribution of 1,978,184 shares of stock to its partners. A portion of this distribution (558,583 shares) represents the distribution from Kapoor-Pharma Investments, L.P. to a limited partner not controlled by Kapoor-Pharma Investments, L.P.
(3) These shares are owned directly by Kapoor-Pharma Investments, L.P., a ten percent owner of the issuer, and indirectly by Dr. Kapoor as President and Sole Stockholder of the Managing Partner of Kapoor-Pharma Investments, L.P. Dr. Kapoor is a Director of the issuer. Dr. Kapoor disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

SIGNATURE OF REPORTING PERSON
/s/ John N. Kapoor, Ph.D., Individually and as President of EJ Financial Enterprises, Inc., Managing Partner of Kapoor-Pharma Investments, L.P.
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John N. Kapoor, Ph.D., Individually and as President of EJ Financial Enterprises, Inc., Managing Partner of Kapoor-Pharma Investments, L.P.

DATE
January 10, 2002